Hartford Life Insurance Company

200 Hopmeadow Street

Simsbury, CT 06089

December 28, 2009

VIA ELECTRONIC TRANSMISSION

Mr. Michael L. Kosoff

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               Hartford Series Fund, Inc. — Preliminary Proxy Statement

(File No. 811-08629)

Dear Mr. Kosoff:

This letter responds to comments you provided to Kevin Bopp and Ken Earley of Dechert LLP in a telephonic discussion on Monday, December 21, 2009, in connection with your review of the preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed on behalf of Hartford Series Fund, Inc. (the “Registrant”) on December 11, 2009. Below are either responses to your questions/comments, or a description of how the Registrant will address your comments in a definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act.

The responses to your comments below are numbered according to the order in which you provided such comments. Capitalized terms have the same meaning as defined in the Proxy Statement.

General:

1.            Comment:                                  Please include somewhere within the text of the Proxy Statement specific cross-references to Appendices A and B.

Response:                                  The requested revision has been made.

2.            Comment:                                  Please provide a Tandy representation with the comment/response letter.

Response:                                  A correspondence containing a Tandy representation made by the Registrant is attached hereto.

Introduction:

3.            Comment:                                  Please update the last sentence of the fourth paragraph of the “Introduction” section of the Proxy Statement to read as follows:

“…Copies of the materials may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-1520.”

Response:                                  The requested update has been made.

Proposal I:

4.            Comment:                                  For the sake of clarity and context, please briefly disclose under “Proposal I” how the two nominated Directors became members of Hartford Series Fund’s Board of Directors absent shareholder approval (e.g., filling vacancies in the Board).

Response:                                  The Registrant does not agree that any such additional disclosure is necessary. Accordingly, the Registrant has not made any revisions in response to this comment.

Proposal II:

5.            Comment:                                  With respect to the table comparing the administrative services performed by HL Advisors under the current Investment Management Agreement and the proposed amendments to the Investment Management Agreement, please consider revising the side-by-side comparison to incorporate the administrative services performed by HL Advisors under the current Administrative Services Agreement.

Response:                                  The Registrant believes that revising the side-by-side comparison to incorporate the administrative services performed by HL Advisors under the current Administrative Services Agreement would be more confusing to shareholders. Accordingly, the Registrant has not made any revisions in response to this comment.

Appendix C:

6.            Comment:                                  Please confirm supplementally that the annual rates set forth under the Index HLS Fund’s proposed column will reflect the administrative services fee breakpoints described in footnote (2) under “Proposal II.” If this breakpoint fee schedule will no longer exist, please revise the text of the Proxy Statement accordingly in each location where it states that there will be no increase in overall fees.

Response:                                  The Registrant confirms that the annual rates set forth under the Index HLS Fund’s proposed column will reflect the administrative services fee breakpoints described in footnote (2) under “Proposal II.”

Appendix D:

7.            Comment:                                  Please include information responsive to Item 22(c)(3) of Schedule 14A.

Response:                                  The requested revision has been made.

8.            Comment:                                  Please include information responsive to Items 22(c)(9)(ii) and (iii) of Schedule 14A.

Response:                                  The requested revision has been made.

9.            Comment:                                  If the Proxy Statement is to be mailed to shareholders on or after January 1, 2010, please update the information responsive to Item 22(c)(9)(i) of Schedule 14A accordingly.

Response:                                  The Registrant intends to mail the Proxy Statement to shareholders prior to January 1, 2010.

10.     Comment:                                  If applicable, please include information responsive to Item 22(c)(10) of Schedule 14A.

Response:                                  The section cited is not applicable.

11.     Comment:                                  If applicable, please include information responsive to Item 22(c)(14) of Schedule 14A.

Response:                                  The requested revision has been made.

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Please do not hesitate to contact me at (860) 843-8940 should you have any additional questions or comments.

Sincerely,

/s/ Raymond A. O’Hara III
Raymond A. O’Hara III
Senior Counsel and Asst. V.P. of The Hartford

Attachment

ATTACHMENT

Hartford Series Fund, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

December 28, 2009

VIA ELECTRONIC TRANSMISSION

Mr. Michael L. Kosoff

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               Hartford Series Fund, Inc. — Preliminary Proxy Statement

(File No. 811-08629)

Dear Mr. Kosoff:

In connection with your review of the preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, filed on behalf of Hartford Series Fund, Inc. (the “Registrant”) on December 11, 2009, the undersigned hereby acknowledges on behalf of the Registrant that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Proxy Statement;

•                  comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•                  the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Raymond A. O’Hara III
Raymond A. O’Hara III
Assistant Secretary